FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 09, 2023

1.       DATE, TIME AND PLACE: on June 09, 2023, at 04:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was done pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann.

4.       AGENDA: Analysis and deliberation on the disposal of assets via Sale Lease Back transactions.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1 Analysis and deliberation on the disposal of assets via Sale Lease Back transactions: The members of the Company's Board of Directors resolve, unanimously and without reservations,

to dispose 13 (thirteen) real estate properties via Sale Lease Back transactions, as indicated in the Single Annex to these minutes.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, June 09, 2023. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SINGLE EXHIBIT

to the Extract of the Meeting of the Board of Directors held on June 09, 2023

Stores	Address	City	Federative Units	Registration Number
L02 Norte	L02 Norte-EQN 404/405 Bloco A – Asa Norte	Brasília	DF	Registration nº. 13.239 of the 2nd Real Estate Registry Office of Distrito Federal
Lago Norte	Lago Norte-SHI/N TR 2 – Lago Norte	Brasília	DF	Registration nº. 8.783 of the 2nd Real Estate Registry Office of Distrito Federal
Goiânia Flamboyant	Avenida E Qd B-03, SN, Jardim Goiás	Goiânia	GO	Registration nºs. 1.427, 2.652, 6.426, 36.288, 43.973, 43.974, 43.975, 43.976, 43.977 and 66.902 of the 4th Real Estate Registry Office of Goiânia/GO
Carandá Bosque	Rua Alvares de Azevedo, 195	Campo Grande	MS	Registration nº 225.220 of the 1st Real Estate Registry Office of Campo Grande/MS
Paróquia	Av. Nossa Senhora de Copacabana, 493	Rio de Janeiro	RJ	Registration nº 68.146 of the 5th Real Estate Registry Office of Rio de Janeiro/RJ
Campinas Proença	Av. Princesa D'Oeste, 1.467	Campinas	SP	Registration nº 14.225 of the 3rd Real Estate Registry Office of Campinas/SP
Angélica	Avenida Angélica, 1696 Higienópolis	São Paulo	SP	Transcription nº 4.788 of the 4th Real Estate Registry Office of São Paulo/SP and Registration nº 36.589 of the 5th Real Estate Registry Office of São Paulo/SP
Vila Leopoldina	Avenida Imperatriz Leopoldina, 845	São Paulo	SP	Registration nº 149.883 of the 10th Real Estate Registry Office of São Paulo/SP

Abílio Soares	Rua Abílio Soares, 404	São Paulo	SP	Registration nºs 24.287, 69.055, 96.024. 105.462 of the 1st Real Estate Registry Office of São Paulo/SP
Espinheiro	Avenida João de Barros, 1497	Recife	PE	Registration nºs 2.612, 8.260, 8.261, 8.262 and Transcription nºs 14.439 and 25.218, all of the 1st Real Estate Registry Office of Recife/PE
Derby	Rua Dom Bosco, 913	Recife	PE	Registration nºs 96.783, 96.784 and 96.785 of the 2nd Real Estate Registry Office of Recife/PE
Búzios	Av. José Bento Ribeiro Dantas, 1313	Búzios	RJ	Registration nº 5.368 of the Real Estate Registry Office of Armação de Búzios/RJ
Vila Gilda	Avenida Higienópolis, 322	Santo André	SP	Registration nºs 32.526 and 32.527 of the 1st Estate Registry Office of Santo André/SP

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 19, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.